FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2014

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated April 14, 2014

TRANSLATION

Autonomous City of Buenos Aires, April 14, 2014

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)
Ref: Ordinary and Extraordinary Shareholders’ meeting of YPF S.A. – Board recommendations.

Dear Sirs:
We hereby address you in order to inform you that Company’s Board of Directors resolved, at its meeting held on April 11, 2014, to propose to the Ordinary and Extraordinary Shareholders’ meeting that will take place on April 30 at 11:00 AM, the following:

1.	In relation to point 14 of the agenda of the referred Meeting “14. Determination of the number of regular and alternate members of the Board of Directors”:

Fix the number of the Board members at eighteen (18) and the number of alternate members at twelve (12)

2.	In relation to point 16 of the agenda of the referred Meeting “16. Appointment of the regular and alternate Directors for Class D shares and determination of their tenure”:

(i) The appointment of Miguel Matías Galuccio, Jorge Marcelo Soloaga, Gustavo Alejandro Nagel, Oscar Alfredo Cretini, Roberto Ariel Ivovich, Omar Chafí Félix, Marcos Enrique Calachi, Héctor Walter Valle, Rodrigo Cuesta, José Iván Brizuela, Sebastián Uchitel, Nicolás Marcelo Arceo, Fernando Raúl Dasso, Jesús Guillermo Grande, Patricia María Charvay, Carlos Alberto Alfonsi and Eugenio Roberto Sellán as Board members representing Class D shares, all for a one year term.

(ii)   The appointment of Sergio Pablo Antonio Affronti, Omar Gutiérrez, Jorge Manuel Gil, Francisco Ernesto García Ibáñez, José Carlos Blassiotto, Elizabeth Dolores Bobadilla, Cristian Alexis Girard, Mariana Laura González, Fernando Pablo Giliberti, Daniel Cristian González Casartelli and Carlos Agustín Colo as alternate members representing Class D shares, all for a one year term.

(iii) In the case of the temporary or permanent replacement of the Board members Miguel Matías Galuccio, Gustavo Alejandro Nagel, Oscar Alfredo Cretini, Roberto Ariel Ivovich, Omar Chafí Félix, Marcos Enrique Calachi, Rodrigo Cuesta, Nicolás Arceo and Patricia María Charvay, to fix the substitution of each of them in the following order: Sergio Pablo Antonio Affronti, Omar Gutiérrez, Jorge Manuel Gil, José Carlos Blassiotto, Francisco Ernesto García Ibáñez, Elizabeth Dolores Bobadilla, Cristian Alexis Girard and Mariana Laura González, the latter for both Nicolás Arceo or Patricia María Charvay. Additionally, Mr Fernando Pablo Giliberti, Daniel Cristian González Casartelli and Carlos Agustín Colo will be able to replace any of the rest of the proposed Board Members who represent Class D shares.

Additionally, we inform Shareholders that according to information received by the Company to date, Miguel Matías Galuccio, Jorge Marcelo Soloaga, Gustavo Alejandro Nagel, Rodrigo Cuesta, Nicolás Arceo, Fernando Raúl Dasso, Jesús Grande, Patricia María Charvay, Carlos Alfonsi and Eugenio Roberto Sellán, do not qualify as independent; and Oscar Alfredo Cretini, Roberto Ariel Ivovich, Omar Chafí Félix, Marcos Enrique Calachi, Héctor Walter Valle, José Iván Brizuela and Sebastián Uchitel qualify as independent in accordance with the regulations of the “Comisión Nacional de Valores”. Also, Sergio Pablo Antonio Affronti, Omar Gutiérrez, Cristian Alexis Girard, Mariana Laura González, Fernando Pablo Giliberti, Daniel Cristian González Casartelli and Carlos Agustín Colo do not qualify as independent; and Jorge Manuel Gil, Francisco García Ibáñez, José Carlos Blassiotto and Elizabeth Dolores Bobadilla qualify as independent in accordance with the regulations of the “Comisión Nacional de Valores”.

Yours faithfully,
Alejandro Cherñacov
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: April 14, 2014	By:	/s/ Alejandro Cherñacov
	Name: Title:	Alejandro Cherñacov Market Relations Officer